Exhibit 99.1

TD to appoint Alan MacGibbon as Chair of the Board

Toronto, Nov 30, 2023 – TD Bank Group is pleased to announce the appointment of Alan MacGibbon as Chair of the Board of Directors, effective February 1, 2024. Alan will succeed Brian Levitt, who will also retire from the Board following the Bank's annual meeting of shareholders on April 18, 2024. Mr. Levitt joined the TD Board in 2008 and has served as Chair since 2011.

"Alan's distinguished business career and the respect of his Board colleagues and TD management will enable him to guide the Board into the future," said Mr. Levitt. "I am honoured to have served as Chair and thank the Board, the Senior Executive Team and TD colleagues for their support and dedication over the years."

"I am grateful for the Board's confidence and look forward to working with my fellow directors to build on the Bank's success," said Mr. MacGibbon. "On behalf of the Board, I want to thank Brian for his service to TD."

Mr. MacGibbon has been an independent director since 2014, has served on the Corporate Governance Committee, and has been Chair of the Audit Committee since 2016. Mr. MacGibbon also serves on the TD Bank U.S. Board.

Mr. MacGibbon is the former Managing Partner and Chief Executive Officer of Deloitte LLP (Canada), and served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited. He holds an undergraduate degree in business administration and an honorary doctorate from the University of New Brunswick. He is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants Ontario.

With Mr. MacGibbon's appointment as Board Chair, Nancy Tower will be appointed Chair of the Audit Committee. Ms. Tower has been an independent director since June 2022.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 16 million active online and mobile customers. TD had $1.96 trillion in assets on October 31, 2023. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information:

Elizabeth Goldenshtein, Senior Manager, Communications, 416-994-4124